Hello ,

How often do you get the chance to invest in a painting that's hanging on a museum wall? For the first time on Masterworks, today you can.

Previously sold out, shares just opened in our only Alma Thomas painting, *Bed of Red Azaleas*—currently on view at the Columbus Museum in Georgia as a centerpiece of the Alma Thomas Study Center.



We're offering it for **$1.2M**, meaningfully below the last three comparable sales, all of which **achieved $2M+ at auction**. With limited shares available and strong institutional visibility, this is an exciting chance to invest in a museum-displayed work.

Invest here and review the offering circular below.

99% PROGRESS

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007